Mail Stop 0510

      May 2, 2005


via U.S. mail and facsimile

Mr. Andy L. Nemeth
Chief Financial Officer
Patrick Industries, Inc.
1800 South 14th Street
P.O. Box 638
Elkhart, Indiana 46515


	RE: Form 10-K for the fiscal year ended December 31, 2004
                   File No. 0-3922


Dear Mr. Nemeth:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. Such revisions may be included in your future filings.

Management`s Discussion and Analysis

Results of Consolidated Operations

Business Segments, page 19

2. Please discuss in greater detail the business reasons for the changes between periods in the sales, gross profit and operating income (loss) of each of your segments discussed in Note 14 of your financial statements. Please also discuss the business reasons for the changes between periods in the larger reconciling items shown on page F-22, such as corporate incentive agreements and unallocated corporate expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please similarly revise the results of consolidated operations section of your MD&A as well. Please show us what your revised MD&A for 2004 as compared to 2003 will look like, which will still appear in your next Form 10-K. See Item 303(a)(3)
of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 22

3. Please revise your discussion to include your expectations regarding the trend in capital expenditures. See Items 303(a)(1) and
(2) of Regulation S-K.

Item 9A. Controls and Procedures, page 25

4. Please note that Item 308(c) of Regulation S-K requires disclosure of any change in internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting during the latest quarter rather than subsequent to the evaluation date. Please revise your disclosure accordingly.

Financial Statements

5. As noted on pages 15 and 17 of your MD&A and page F-17 of your financial statements, please disclose in your financial statements the nature and terms of your life insurance policies and any gains or losses recorded in your statements of operations during each period presented. Please also disclose the statement of cash flow line item(s) that you include life insurance payments in and the related amounts included in each line item for each period presented. Please also disclose when you include amounts in each line item, such as increases in the cash value of the life insurance. Please tell us how you considered paragraph .13 of Section 1300.13 to the AICPA Technical Practice Aids in reaching the classification conclusions you did.

6. Please disclose how you treated the borrowings against the cash surrender value of your life insurance policies in your statements of cash flows and the related amounts for each period presented. Please disclose each of the circumstances, if any, under which you would be obligated to repay these borrowings.

Note 1 - Nature of Business, Use of Estimates, Risks and
Uncertainties, and Significant Accounting Policies, page F-6

7. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the warehouse and delivery line item and the selling, general and administrative line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. If you currently exclude a portion of these costs from cost of goods sold, please disclose:
a. in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
b. in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in another line item, such as warehouse and delivery expenses.

Note 14 - Segment Information, page F-20

8. Please disclose your revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131.

9. Revise the last paragraph on page 20 to clarify whether or not segment data continues to include a charge allocating a majority of corporate costs allocated based on a percentage of sales.

10. Please disclose the types of amounts included in the corporate incentive agreements and the unallocated corporate expenses reconciling line items.

Schedule II - Valuation and Qualifying Accounts and Reserves, page
F-
23

11. It is unclear why you have presented your allowance for inventory write-downs in accrued liabilities rather than as a direct reduction to inventory. Please revise or advise.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


       If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 942-
2926
or, in his absence, to the undersigned, at (202) 942-1774.

    						Sincerely,



							Rufus Decker
							Branch Chief
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Mr. Andy L. Nemeth
May 2, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE